UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                     0-33279
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                                                                 SEC File Number

                                                                   878769 10 8
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                                                                    CUSIP Number

                           NOTIFICATION OF LATE FILING

(Check One)|X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-QSB |_|Form N-SAR
           |_| Form N-CSR

                         For Period Ended: June 30, 2005

                  |_|    Transition Report on Form 10-K
                  |_|    Transition Report on Form 20-F
                  |_|    Transition Report on Form 11-K
                  |_|    Transition Report on Form 10-Q
                  |_|    Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ---------------

Read attached instruction sheet before preparing form. Please print or type.

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: relates to entire filing

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                         PART I - REGISTRANT INFORMATION

Tectonic Network, Inc.
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Full Name of Registrant

Return On Investment Corporation
Net Tech International Inc.
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Former Name if Applicable

400 Perimeter Center Terrace, Suite 900
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Address of Principal Executive Office (street and number)

Atlanta, GA 30346
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City, State and Zip Code


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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|  (a)          The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

|_|  (b)          The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                  or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                  and

|_|  (c)          The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      As was previously disclosed in our Form 10-QSB for the fiscal period ended March 31, 2005, the Company has incurred losses since its inception in August 2000 and has historically financed its operations principally through equity investments and borrowings, revenues from the former GO Software, Inc. business and more recently from the proceeds from the sale of GO's assets. In the Form 10-QSB, the Company predicted that its net losses and negative cash flow were likely to continue for the foreseeable future and profitability would be dependent upon significantly increasing revenues from new and existing customers, as well as reducing the Company's expense base. While the Company has engaged in a process to reduce its expense base and increase revenues, the Company has continued to experience significant losses throughout fiscal 2005 and the beginning of fiscal 2006. The Company's circumstances continue to raise substantial doubt about the Company's ability to continue as a going concern. As a result of continuing financial difficulties and the failure of the Company's expense reduction plan to effect changes rapidly, the Company has sought strategic alternatives, including additional funding. While the Company continues to engage in conversations regarding funding, it is not clear that the Company will be able to continue its operations without some form of restructure or reorganization. The Company is evaluating all alternatives, including the possibility of a restructure through bankruptcy.


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

      The registrant requires additional time to address the accounting related to the substantial doubt about the ability to continue as a going concern and will in addition need to obtain sufficient funds to pay advisors including current and predecessor accountants in order for work to be completed. As a result, it has taken the registrant longer than anticipated to prepare its financial statements, and the registrant's accountants and predecessor accountants will also need additional time to complete their audit of the registrant's financial statements. Consequently, the registrant was not able to complete its Form 10-KSB by the prescribed date without unreasonable effort and expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Sherwin Krug                  (770) 804-6432
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      (Name)                        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant has an unaudited net loss of approximately $6.0 million for the year ended June 30, 2005 including an unaudited gain on disposal of discontinued operations of $9.9 million and an unaudited impairment of goodwill and intangibles charges of $5 million. For the year ended June 30, 2004, the registrant reported a net loss of approximately $6.0 million.

      With respect to revenues, the registrant has unaudited revenues of approximately $1.2 million for the year ended June 30, 2005. For the year ended June 30, 2004, the registrant reported revenues of $1.2 million.

      The foregoing estimated figures for fiscal 2005 are based on the registrant's unaudited financial statements, which have not been finalized.


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

                                    SIGNATURE

      The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                    Tectonic Network, Inc.


Date: September 29, 2005            By:  /s/ Arol R. Wolford
      ------------------                ----------------------------------------
                                        Arol R. Wolford
                                        President and Chief Executive Officer


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